October 19, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:          Morgan Stanley Capital I Inc.
 Registration Statement on Form SF-3
File No. 333-227446
Ladies and Gentlemen:
In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as Registrant, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 5:00 p.m. (Eastern time) on October 24, 2018, or as soon as practicable thereafter.

Very truly yours,

MORGAN STANLEY CAPITAL I INC.

By:	/s/ George Kok
Name:	George Kok
Title:	President

Form SF-3 – Acceleration Request